Filed by Windrose Medical Properties Trust
Pursuant to Rule 165 and Rule 425(a) under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended

Subject Company: Windrose Medical Properties Trust
(Commission File No. 001-31375)
Questions And Answers About Certain Aspects of the Merger
September 20, 2006
     In response to questions that Windrose Medical Properties Trust (“Windrose”) has received in connection with the mergers contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) it executed on September 12, 2006 with Health Care REIT, Inc. (“Health Care REIT”), Windrose has prepared answers to the following questions.

Q:	What is the practical effect of the exchange ratio range?

A:	The Merger Agreement provides that the exchange ratio will be equal to the quotient determined by dividing $18.06 by the average volume weighted average price per share of Health Care REIT’s common stock on the New York Stock Exchange for 10 trading days, selected by lot, from the 15 trading day period, ending on and including the fifth trading day prior to closing, provided that the exchange ratio will not be more than 0.4650 or less than 0.4509. Exhibit A illustrates the exchange ratio range.

Q:	What is the effect of the merger on dividends payable to Windrose shareholders, holders of limited partnership interests in Windrose Medical Properties, L.P. (“Windrose OP”) and holders of the 7.5% Series A cumulative convertible preferred shares (the “Preferred Shares”)?

A:	The Merger Agreement permits Windrose prior to completion of the mergers to pay (i) regular quarterly dividends to holders of common shares and limited partnership interests in Windrose OP not to exceed $0.24 per common share or limited partnership interest, as applicable, and (ii) quarterly distributions of $0.46875 per Preferred Share. The Merger Agreement also provides that each of Windrose and Health Care REIT will declare a dividend to their respective shareholders, the record date for which shall be the close of business on the last business day prior to the effective time of the mergers. The per share dividend amount payable by each party will be an amount equal to such party’s most recent quarterly dividend rate, multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the day on which the effective time of the mergers occurs, and divided by the actual number of days in the calendar quarter in which such dividend is declared. Windrose’s board of trustees will determine the timing and amount of any dividends or distributions paid by Windrose taking into account such factors as the board of trustees deems relevant.

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Q:	What consideration will I receive in connection with the mergers for my Preferred Shares?

A:	The Preferred Shares currently trade on the New York Stock Exchange under the symbol “WRS PrA”. Pursuant to the Merger Agreement, each Preferred Share that you hold immediately prior to the mergers will automatically be converted into the right to receive in cash the sum of $25.00 plus an amount equal to any accrued and unpaid dividends, without interest.

Q:	Can I convert my Preferred Shares prior to completion of the mergers?

A:	Yes. Pursuant to the Articles Supplementary, which sets forth the terms of the Preferred Shares, each Preferred Share is convertible in whole or in part, at any time at the option of the holder thereof at a conversion price of $15.75 per common share, equivalent to a conversion rate of 1.5873 common shares per Preferred Share. Windrose filed the Articles Supplementary for the Preferred Shares with the Securities and Exchange Commission on Form 8-A on June 29, 2005. The filing may be accessed at http://www.sec.gov/.

Q:	How do I convert my Preferred Shares prior to completion of the mergers?

A:	In accordance with the Articles Supplementary, conversion of the Preferred Shares or a specified portion thereof may be effected by delivering (i) certificates evidencing such shares with a proper assignment of such certificate to Windrose or in blank to the principal corporate trust office of Continental Stock Transfer and Trust Company, the transfer agent, registrar, dividend disbursing agent, conversion agent and redemption agent for the Preferred Shares, and (ii) written notice of conversion. Holders of Preferred Shares can contact Continental Stock Transfer and Trust Company or Windrose by mail or phone by using the following contact information:

Continental Stock Transfer and Trust Company Attention: Windrose Medical Properties Trust 17 Battery Place New York, NY 10004 (800) 509-5586

Windrose Medical Properties Trust 3502 Woodview Trace, Suite 210 Indianapolis, Indiana 46268 (317) 860-8180

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EXHIBIT A
Illustration of exchange ratio “floor”
Exchange ratio sensitivity

Additional Information and Where to Find It
In connection with this proposed transaction, a registration statement of Health Care REIT, which will contain a proxy statement/prospectus, will be filed with the United States Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the registration statement, including the proxy statement/prospectus, and all other relevant documents filed by Health Care REIT or Windrose with the SEC free of charge at the SEC’s Web site www.sec.gov or, with respect to documents filed by Health Care REIT, from Health Care REIT Investor Relations at One SeaGate, Suite 1500, P.O. Box 1475, Toledo, Ohio, 43603-1475, 419-247-2800 and, with respect to documents filed by Windrose, from Windrose Investor Relations at 3502 Woodview Trace, Suite 210, Indianapolis, Indiana, 46268, 317-860-8875.
Participants in the Solicitation
The respective directors, trustees, executive officers and other members of management and employees of Health Care REIT and Windrose may be deemed to be participants in the solicitation of proxies from the shareholders of Windrose in favor of the transactions. Information about Health Care REIT and its directors and executive officers, and their ownership of Health Care REIT securities, is set forth in the proxy statement for Health Care REIT’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2006. Information about Windrose and its trustees and executive officers, and their ownership of Windrose securities, is set forth in the proxy statement for the 2006 Annual Meeting of Shareholders of Windrose, which was filed with the SEC on April 10, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This document may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe, among other things, the beliefs, expectations, plans and strategies of Health Care REIT, Windrose and the combined entity that are not based on historical facts. These forward-looking statements concern and are based upon, among other things, the prospective merger of Health Care REIT and Windrose; the possible increase in the size and composition of the portfolios of each entity and the combined entity; potential benefits associated with the proposed transaction; the sale of properties; the performance of the operators and properties of each of Health Care REIT and Windrose; the ability of each of Health Care REIT and Windrose to complete the transaction, to integrate their operations and to achieve expected savings and synergies; the ability to make new investments and to maintain returns from existing investments; the ability to enter into agreements with new and existing tenants; the ability of each of Health Care REIT and Windrose to make distributions; the policies and plans of each of Health Care REIT and Windrose regarding investments, financings and other matters; the tax status of each of Health Care REIT and Windrose as a real estate investment trust; the ability of each of Health Care REIT and Windrose to appropriately balance the use of debt and equity; the ability of each of Health Care REIT and Windrose to access capital markets or other sources of funds; and the ability of each of Health Care REIT and Windrose and of the combined entity to meet earnings guidance. Forward-looking statements include any statement that includes words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Expected results may not be achieved, and actual results may differ materially from expectations. This may be caused by various factors, including, but not limited to: changes in economic or general business conditions; the status of capital markets, including prevailing interest rates; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies and operators’ difficulty in obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care and senior housing industries and specialty medical property market; negative developments in the operating results or financial condition of operators and tenants; the ability to transition or sell facilities with a profitable result; the failure of closings to occur as and when anticipated; acts of God; the ability to reinvest sale proceeds at sufficiently high yields; operator and tenant bankruptcies or insolvencies; government regulations affecting the health care sector; liability claims and insurance costs for operators and tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; hostile acts of third parties; changes in rules or practices governing financial reporting; and other factors affecting the execution of the transaction and subsequent performance, including REIT laws and regulations, anti-takeover provisions and retention of key management personnel; receipt of shareholder and third party approvals without unexpected delays or conditions; timely implementation and execution of merger integration plans; the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; and no unanticipated developments relating to previously disclosed lawsuits or similar matters. In addition, the ability of Health Care REIT/Windrose to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace); and other risks and uncertainties described from time to time in Health Care REIT/Windrose public filings with the SEC. Neither Health Care REIT nor Windrose assume any obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.